FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release dated November 29, 2006, entitled “Luis del Rivero and Juan Abelló are the New Board Members of Repsol YPF”

Item 1

Press Release

Dirección General de Comunicación	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 29 November 2006

Pages: 2

At the proposal of Sacyr Vallehermoso

LUIS DEL RIVERO AND JUAN ABELLÓ ARE THE NEW

BOARD MEMBERS OF REPSOL YPF

Appointments

Today Repsol YPF’s Board of Directors, with the previous favorable report by the Nomination and Compensation Committee, appointed Luis del Rivero Asensio and Juan Abelló Gallo as new board members, classified as Institutional Directors of Sacyr Vallehermoso S.A.

Mr. Antonio Brufau, Chairman of Repsol YPF, welcomed the new board members and thanked Sacyr Vallehermoso for its trust in the management and direction taken by the company. Mr. Brufau praised the biographical accolades accomplished by the new board members and manifested that their prestige and extensive professional experience will contribute to the reinforcement of the independent business model of the company.

With the appointment of the new board members, Luis del Rivero and Juan Abelló, which will be ratified at the next Repsol YPF General Shareholders Meeting, the Board is comprised fourteen members; two Repsol YPF executives, five outside institutional board members (nominated by Sacyr Vallehermoso, “la Caixa” and PEMEX) and seven independent board members.

Repsol YPF S.A.´s Disclosure Committee

Likewise, the Board of Directors approved an amendment to the Regulations of the Disclosure Committee, with the objective of incorporating new members, as well as adapting its provisions to the current internal control structure of the company.

Repsol YPF’s Disclosure Committee was created in November of 2002 with the aim of reinforcing the disclosure policy of the Company regarding the information provided to its shareholders, to the stock exchanges in which its securities are listed and to the regulators of such exchanges.

Press Release

INFORMATIVE ANNEX

Mr. Luis del Rivero Asensio

Civil Engineer by the Superior Technical School of Santander and P.D.G. of IESE.

Initiated his professional career at HICEOSA, a company specializing in technical foundations from which he moved to Ferrovial as an engineer, where he occupied multiple posts during his 13 year tenure.

Founder of Sacyr, where he has served as Regional Director, Director of Business Development, 1st Vice Chairman and CEO, and as of November of 2004 Chairman and CEO of Sacyr Vallehermoso, S.A.

Mr Juan Abelló Gallo

Graduate of the Pharmacy School at the Universidad Complutense de Madrid and Tenured Academician of the Real Academia de Farmacia. In 1965 he launches his professional activity in the pharmaceutical industry in Fábrica de Productos Químicos and Farmacéuticos Abelló, S.A., Antibióticos, S.A.

In 1987 he is appointed Vice Chairman of the Banco Español de Crédito and in 1988 board member of BEEC Holding S.A., Banco Central and Tudor, S.A., Chairman of Unión and Fénix Español and Vice Chairman of Union Fenosa, S.A.

In 1989 he reinitiates his private professional activity with Torreal, S.A., where he places his business in diverse companies, in varied sectors, such as; Banco Santander Central Hispano, Vodafone, Sacyr Vallehermoso, CIE, Inova, CVNE, AGBAR, SUFI, SAR and ENA.

Currently he occupies the responsibilities of Chairman of Torreal, S.A. and Alcaliber, S.A.; Vice Chairman of Sacyr Vallehermoso, S.A. and CVNE; board member of AGBAR, Inssec, Lanetro Zed and Banca Leonardo. He has been awarded the Gran Cruz de la Orden del Mérito Civil, Juan Lladó Prize and named Entrepreneur of the Year by the Official Chamber of Commerce and Industry of Madrid in 1997.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 29, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer